United States securities and exchange commission logo





                             September 8, 2023

       Ryan Wilson
       Director
       1427702 B.C. Ltd.
       2900-550 Burrard Street
       Vancouver, British Columbia, Canada V6C 0A3

                                                        Re: 1427702 B.C. Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed August 14,
2023
                                                            File No. 333-273972

       Dear Ryan Wilson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed August 14, 2023

       Questions and Answers, page 9

   1. Please revise this section, as well as the Summary of the Proxy Statement/Prospectus, to add a Q&A discussing
TopCo's liquidity position following the Business Combination. In your revisions, please
describe and quantify the payments required to be made by TopCo following the Business
Combination, including transaction expenses, as well as any other debt obligations. In
your discussion, please also include disclosure regarding TopCo's liquidity position if
redemptions by Public Stockholders cause Jupiter to be unable to meet the closing cash
condition and Filament waives the condition. Disclose how far in the development process you
estimate that the proceeds will allow Filament to reach in both the No Additional
Redemptions and Maximum Redemptions scenarios.
 Ryan Wilson
FirstName LastNameRyan   Wilson
1427702 B.C.  Ltd.
Comapany 8,
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             2023        B.C. Ltd.
September
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2. Please revise your disclosure in this section as well as the Summary of the Proxy
         Statement/Prospectus to disclose the equity value assigned to Filament by Jupiter and
         Filament's equity value at the time of the signing of the Business Combination Agreement based on its trading price.
Q. What equity stake will Jupiter stockholders and Filament shareholders have in TopCo after the Closing?, page 12

3.       Please disclose the sponsor and its affiliates    total potential
ownership interest in TopCo,
         assuming exercise and conversion of all securities. Revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, Earnout
         Shares and the Bridge Warrants at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Q. Who is Filament?, page 12

4. Please revise this response to quantify Filament's revenues and net losses in recent periods.
Q. Do the Filament securityholders need to approve the Business Combination?, page 14

5. Please revise the response to this question to disclose when the Filament securityholders will vote on the Business Combination.
Q. What happens if a substantial number of the Public Stockholders vote in favor of the Business
Combination Proposal . . . ., page 18

6. The Jupiter Public Stockholders figures in the narrative discussion and tables on pages 19,
         34 and elsewhere do not appear to reflect the percentages of redemptions referenced. For example, in reference to the column in your table on page 19 titled 50% Redemptions you state that the presentation assumes that the public stockholders holding approximately
         28.05% of the public shares redeem, rather than 50%. Please revise the disclosure on pages 19, 34 and elsewhere where similar disclosure appears to provide a sensitivity analysis reflecting the redemption of public shares in the amount of 25%, 50%, 75% and the maximum potential redemption level.
Summary of the Proxy Statement/Prospectus
The Business Combination Agreement, page 26

7. Please revise to disclose whether TopCo's common shares will be listed on the Frankfurt
         Exchange following the consummation of the Business Combination.
 Ryan Wilson
FirstName LastNameRyan   Wilson
1427702 B.C.  Ltd.
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Certain Agreements Related to the Business Combination, page 31

8. Please disclose how many shares will be subject to the Registration Rights Agreement and the Lock-Up Agreement.
PIPE Subscription Agreements, page 32

9. Please revise here and on page 15 to disclose the status of any PIPE financing agreements.
         To the extent there are currently no negotiations, disclose this here and on page 15.
Risks Related to Jupiter and the Business Combination, page 83

10. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Additional Risks Related to TopCo and Its Securities Following the Business Combination
Each of Jupiter and Filament have incurred and will incur substantial costs in connection with the Business Combination . . . ., page 94

11. Please revise to disclose the aggregate estimated cost for the professional services Jupiter and Filament utilized.
Note 7 - Adjustments and Reclassifications . . ., page 121

12. With respect to adjustment DD, you state that the preliminary and estimated expense recognized is based on the excess of the deemed costs of shares issued by TopCo over the
         fair value of Jupiter   s identifiable net assets at the date of the
Business Combination.
         Please provide reference to Adjustment G in Note 5 on page 119 for further clarification.
The Business Combination
Background of the Business Combination, page 130

13. Please revise your disclaimer that this section "does not purport to catalogue every conversation among representatives of Jupiter, Filament and other parties" to clarify that this section contains all material information related to the negotiation of the Business
         Combination.
14.      Revise here to discuss the negotiations leading to the parties
agreeing    to use their
         commercially reasonable efforts to . . . obtain the PIPE Financing.
To the extent it was
         not discussed during the business combination negotiations, revise pages 32 and 154 to disclose when the parties agreed to attempt to obtain PIPE Financing and the current status of these efforts. Revise to disclose whether the parties discussed the Bridge
         Financing during the Business Combination negotiations and if so, revise to summarize the communications. Revise to disclose the negotiations relating to the Earnout Shares.
 Ryan Wilson
1427702 B.C. Ltd.
September 8, 2023
Page 4
15. Please revise your disclosure to describe the qualitative and quantitative analysis supporting Jupiter's $176 million pre-money equity valuation of Filament. In your revisions, please disclose Filament's equity value on May 18, 2023 as indicated by the closing price of Filament's common shares on Cboe Canada, OTCQB and the Frankfurt
         Exchange. To the extent that there is a difference between Filament's equity value as determined by Jupiter and its equity value as indicated by the trading price of Filament's common shares, please revise here and in the bullet on page 136 titled "Valuation--
         Fairness Opinion" to explain the reasons for this difference and why the Jupiter Board determined that this difference was reasonable.
16. Your disclosure on page 134 indicates that Jupiter's management and advisors consulted with "industry key opinion leaders" regarding Filament's business model and industry outlook. Please revise the Background of the Business Combination to describe these consultations. To the extent this reference is to the conversations with Ken Belotsky and
         Kostantin Adamsky described on page 133, please revise your disclosure to clarify whether Jupiter's management and advisors held conversations with independent third party industry key opinion leaders.
Jupiter Board's Reasons for the Approval of the Business Combination, page 134

17. Please revise your statements on pages 135 and 213 discussing Filament's "first mover advantages" to clarify that Filament has yet to develop an approved product or realize significant revenues and that such "first mover advantages" may not be durable or sustainable. Please also clarify what is meant by the term "natural producer."
18.      We note the disclosure on page 135 stating    botanical drugs
typically have documented
         historical use by humans for hundreds, if not thousands, of years, they are known to be safe for human consumption and can therefore skip preclinical studies and similar disclosure on page 213. Please revise where such disclosure appears to state whether
         Filament received any communications from the FDA that it may skip preclinical studies because its botanical drugs had sufficient documented historical use data. To the extent
         Filament lacked sufficient documented historical use data, disclose the additional preclinical data the FDA required Filament to provide. Disclose whether botanical drugs may be required to provide traditional preclinical data prior to commencing clinical trials.
FirstName LastNameRyan Wilson
       Please also tell us whether the FDA has advised Filament that its product candidates are
Comapany   Name1427702
       "safe." To the extentB.C.
                             that Ltd.
                                  the FDA has not communicated this to
Filament, please revise
       your8,disclosure
September      2023 Pageaccordingly.
                          4
FirstName LastName
 Ryan Wilson
FirstName LastNameRyan   Wilson
1427702 B.C.  Ltd.
Comapany 8,
September Name1427702
             2023        B.C. Ltd.
September
Page 5    8, 2023 Page 5
FirstName LastName
19.      Please revise page 135 to remove the statement that secondary
compounds    may improve
         the efficacy of the drug from several compounds working together    as
it is speculative.
         You may state, if true, that you believe that the secondary compounds in botanical drugs could have clinical benefit, but that such benefit has yet to be demonstrated in a pivotal clinical trial or an approved product. Similarly revise your second competitive strength discussion on page 213. Please also revise to provide the basis for the statement that there is strong consumer preference for natural products vs. synthetic or artificial products.
Opinion of Jupiter's Financial Advisor, page 137

20.      We note the disclosure on page 136 that    [a]t the time of signing of
the Business
         Combination Agreement, Filament had an equity value of US$12 million compared to an
         offer from Jupiter of US$176 million pre-money equity value.    Please
revise here to
         discuss how Newbridge considered Filament's $12 million equity value and stock market valuation in rendering its fairness opinion.
21. Please revise to state whether Newbridge omitted any companies meeting its selection criteria for the Comparable Public Company Analysis. If so, disclose why they were omitted.
22.      Please revise to describe the    other analyses and examinations
performed by Newbridge
         regarding its fairness opinion.
Certain Engagements in Connection with the Business Combination and Related Transactions, page 143

23. We note your disclosure here and elsewhere that Nomura waived its entitlement to the deferred underwriting commissions owed pursuant to the IPO. Please disclose whether
         Nomura provided the reasons for the waiver and, if so, what those reasons were. We also note your disclosure that Brookline and Ladenburg waived their entitlements to deferred cash compensation and instead will each accept 150,000 common shares of the surviving company. Please revise to state whether Brookline and Ladenburg provided the reasons for these waivers and whether there were any negotiations between Jupiter, Brookline and
         Ladenburg relating to the waivers. If so, summarize the negotations. Information about Filament, page 203

24. Please revise this section, where appropriate, to include disclosure reflecting your statements on page 69 that the DEA will only approve an import permit for your potential
         U.S. clients if U.S. domestic supply of the substance is inadequate for scientific studies, that you may not be able to export to U.S. customers if the DEA determines that U.S.
         domestic supply or competition is adequate and that your ability to sell your products on a commercial scale in the United States depends on the substances being rescheduled to a schedule that permits their use for commercial manufacture.
 Ryan Wilson
FirstName LastNameRyan   Wilson
1427702 B.C.  Ltd.
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             2023        B.C. Ltd.
September
Page 6    8, 2023 Page 6
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25. We note your statement that "efficacious" psychedelic medicines will be a catalyst to addressing many of the world's mental health problems. Please revise to remove the implication that psychedelic medicines have been determined to be "efficacious" for the treatment of mental health indications.
Our Technology, page 203

26.      Please revise pages 203 and 205 to provide the basis for Filament   s
beliefs that    there is
         potential for many new natural psychedelic medicines to become available in the near
         term    and    that in all future non-pharmaceutical markets
(clinics/therapist, dispensary,
         etc.), naturally extracted psychedelic products will be preferred. Internal Drug Development, page 206

27.      Please disclose the doses being evaluated for PEX020, PEX030 and
AEX010.
28.      We note Filament   s disclosure on page 206 that the two clinical
trials involving UCSF and
         Dr. Woolley are Investigator Initiated Trials. Please revise here to
discuss Filament   s
         involvement in trial design, trial administration, data analysis, the other aspects of these
         trials and why these clinical trials are considered    Internal
Clinical Trials.
29. Please revise to provide the data and sources relied on for Filament s statement on page
         207 that    a single dose [of psilocybin] has been found to
dramatically increase abstinence
         and reduce consumption in individuals with substance use disorders.
30. Please revise to discuss the trial design, parameters and primary and secondary endpoints of Filament's planned Phase II clinical trial in methamphetamine use disorder.
Corporate History, page 208

31. Please revise to describe the purpose of the Magdalena joint venture. In your revisions, please describe any rights and obligations that Filament has with respect to the joint venture and discuss whether Filament has licensed any of its product candidates or technology to the joint venture. Please also disclose who controls the joint venture and file the documentation governing the terms of the joint venture as an exhibit to your registration statement.
Select Customer Contracts, page 208

32. Please revise your tables on pages 208, 212 and 213 to remove the different colors
         signifying different stages of development (i.e,    planning,
ongoing,       trial
         approved/underway    and    trial planned   ) and revise the tables so
each progress bar
         indicates the current stage of clinical development for each indication. Please also revise each table to include a Phase III column.
33. We note that your Select Customer Contracts table includes several non-commercial out-
         licensing arrangements. Please revise to describe the purposes of these agreements.
 Ryan Wilson
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34. Please revise your Select Customer Contracts table to disclose the jurisdictions where each company is conducting clinical trials.
Research and Development, page 209

35. Please revise here to discuss Filament's research and development programs involving cathinone, coca leaf, cocaine, harmaline, harmalol, ketamine, N, N-Dimethyltryptamine,
         N-Methyl-3,4-methylenedioxyamphetamine, salvia divinorum, and salvinorin A.
         Alternatively, remove these substances from the list starting on page 203.
Industry Overview, page 211

36. Please revise your discussion of the Bogenschutz and Johnson studies on page 211 to disclose whether the studies were powered for statistical significance. If so, disclose whether the results were statistically significant. Please also disclose whether the studies included other methods of treatment, such as psychotherapy and, if so, whether Filament is utilizing similar treatments in its clinical trials.
Opioid Use Disorder Development Plan, page 212

37.      Please revise your statement that    it will take several years for
the Company   s products to
         be distributed as approved pharmaceuticals    to clarify that Filament
  s products may never
         be approved.
Stimulant Use Disorder Development Plan, page 212

38. Please revise your development table for PEX010 for MAUD relating to your
         Methamphetamine Use Disorder indication so each indication is listed once in a single row with a single progress bar. Similarly, revise your opioid use disorder development plan table on page 213 so the opioid use disorder indication is listed once in a single row with a single progress bar.
Products, page 214

39.      Please revise your statement that    Filament progressed quickly into
FDA-approved human
         clinical trials compared with synthetic psychedelic operators    to
disclose the other
         psychedelic operators it is referring to, how long it took them to progress to clinical trials, how long it took Filament to progress to clinical trials and how the FDA Botanical Drug designation was responsible for the difference in development time between Filament and the other psychedelic operators and not other factors. Alternatively, revise to remove the comparative disclosure.
Growth Strategy, page 215

40. Please revise here to state whether Filament is currently developing its products for
            regulated, non-pharmaceutical settings    and    decriminalized,
unregulated recreational
         settings.
 Ryan Wilson
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Page 8    8, 2023 Page 8
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Sales, Marketing and Contractual Relationships, and Customers
Licensing Agreements and Partnership Network, page 216

41. Please revise the descriptions of each of your agreements in this section to disclose:
             each parties' rights and obligations under the agreement; quantify all payment made to date;
             disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;
             quantify the royalty rate, or a range no greater than 10 percentage points per tier;
             disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years; disclose the expiration date; and describe any termination provisions.

         Please also file each of these agreements as exhibits to your registration statement.
42. Please revise to disclose why the clinical trials being conducted by EntheoTech
         Bioscience Inc. and Cybin Therapeutics are on hold.
Academic Agreements, page 217

43. Please revise here to disclose total aggregate payments received to date, aggregate future potential milestone payments to be received pursuant to the Academic Agreements and the termination provisions.
Intellectual Property and Trademarks, page 221

44. Please disclose the expiration dates for your current patents and the expected expiration dates for your patent applications.
Results of Operations
For the year ended December 31, 2022, page 244

45. Please provide management's explanation of the factors that resulted in the goodwill impairment. Refer to Item 17(b)(4) of the Form F-4 and Part 1, Item 5 of Form 20-F.
Liquidity and Capital Resources, page 245

46. Please revise your disclosure in this section to disclose how far in the development process you estimate that the proceeds from the Business Combination will enable you to reach, including specific phases of clinical trials, if applicable. Please provide this disclosure for both the No Redemptions and Maximum Redemptions scenarios.
Certain Filament Relationships and Related Person Transactions, page 250

47. Please revise here to include the details of the Bridge Financing involving Filament director Konstantin Adamsky disclosed on page 15 and elsewhere. Ryan Wilson
1427702 B.C. Ltd.
September 8, 2023
Page 9
Exclusive Forum, page 265

48. We note your disclosure here that the courts of the province of British Columbia and appellate courts therefrom shall be the sole and exclusive forum for certain proceedings. Please revise this section to disclose how this provision will be applied to claims brought under the Securities Act and the Exchange Act; address any uncertainty about enforceability; and, to the extent that the provision applies to claims under the federal securities laws, include risk factor disclosure.
Annex D: Fairness Opinion of Newbridge, page D-1

49.      Please revise to remove the sentence stating Newbridge   s    Opinion
is solely for the use of
         the Board of Directors of JAQC    on page D-3. Alternatively, disclose
the legal basis for
         the company   s and Newbridge's belief that security holders cannot
rely on the opinion to
         bring state law actions, including description of any state law authority on such a defense.
         If no such authority exists, then revise to disclose that this issue will be resolved by a court, resolution of this issue will have no effect on rights and responsibilities of the board under state law and the availability of this defense has no effect on the rights and responsibilities of either Newbridge or the board under the federal securities laws.

         Please also file Newbridge's consent as an exhibit. Refer to Rule 436 and Securities Act
         Section 7.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements for Filament
20. Refiling, page F-56

50. Please disclose a more detailed analysis of the restatement, including the nature of each
FirstName LastNameRyan Wilson
       adjustment. Provide us a complete balanced journal entry of the restatement. In addition,
Comapany   Name1427702
       consider            B.C.
                if additional    Ltd. is necessary in the filing, particularly
where the company
                              disclosure
       discusses
September        internal
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 Ryan Wilson
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1427702 B.C. Ltd.
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Jonathan Deblinger, Esq.